Exhibit 99.9

SRK Consulting (Canada)· Inc. Suite 2200 - 1066 West Hastings Street Vancouver, BC V6E 3X2

T: +1.604.681.4196 F: +1.604.687.5532 vancouver@srk.com www.srk.com

CONSENT OF GILLES ARSENEAU, PGEO.

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2020 of Equinox Gold Corp.

/s/ Gilles Arseneau
By: Dr. Gilles Arseneau, P.Geo.

Dated: March 24, 2021

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